FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

May 27, 2011

Item 3.

News Release

The news release was disseminated through Canada News Wire on May 27, 2011.

Item 4.

Summary of Material Change

Closing of Non-brokered Private Placement

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, May 27th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) wishes to announce that, further to the Company’s News Release dated May 18th, 2011, the Company has closed its non-brokered private placement of a total of 418,141 Flow-Through Common Shares at a price of $1.13 per common share for gross proceeds of $472,500.

The Flow-Through Common Shares issued under this placement are subject to a four-month hold period expiring September 28th, 2011.

The proceeds from this private placement will be utilized by the Company to conduct ZTEM airborne electromagnetic surveys on its uranium properties located in the Athabasca Basin, Canada.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 27th day of May 2011.